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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of August, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X       Form 40-F
                 -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
     -----            -----

On August 15, 2002, AltaRex Corp. (the "Company") announced an additional investment in the Company by United Therapeutics Corporation, pursuant to the terms of the Company's previously announced collaboration with United Therapeutics Corporation. The full text of the press release issued in connection with the announcement is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.


                                INDEX TO EXHIBITS

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

99.1 Press Release Regarding Additional Investment by United Therapeutics Corporation, dated August 15, 2002.



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ALTAREX CORP.

                                             By:    /s/ Richard E. Bagley
                                                 -------------------------------
                                             Name:  Richard E. Bagley


                                             Title: President and
                                                    Chief Executive Officer

                                             Date:  August 19, 2002



























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